Citigroup Inc.
Pricing Sheet No. 2013–CMTNH0213 dated November 29, 2013 relating to
Preliminary Pricing Supplement No. 2013–CMTNH0213 dated November 1, 2013
Registration Statement No. 333-172562
Filed Pursuant to Rule 433

288,379 Buffered PLUS Based on Shares of the iShares® MSCI Emerging Markets ETF
Due June 3, 2016
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS—NOVEMBER 29, 2013
Underlying shares:	Shares of the iShares® MSCI Emerging Markets ETF (NYSE Arca symbol: “EEM”) (the “ETF” or “underlying share issuer”)
Aggregate stated principal amount:	$2,883,790
Stated principal amount:	$10 per security
Pricing date:	November 29, 2013
Issue date:	December 4, 2013
Valuation date:	May 31, 2016, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	June 3, 2016
Payment at maturity:
For each $10 stated principal amount security you hold at maturity:
▪ If the final share price is greater than the initial share price:
  $10 + the leveraged return amount, subject to the maximum return at maturity
▪ If the final share price is equal to or less than the initial share price by an amount equal to or less than the buffer amount:
  $10
▪ If the final share price is less than the initial share price by an amount greater than the buffer amount:
  ($10 × the share performance factor) + $1.00
If the final share price declines from the initial share price by more than 10%, your payment at maturity will be less, and possibly significantly less, than the $10 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial share price:	$42.35 (the closing price of the underlying shares on the pricing date)
Final share price:	The closing price of the underlying shares on the valuation date
Share performance factor:	The final share price divided by the initial share price
Share percent increase:	The final share price minus the initial share price, divided by the initial share price
Leveraged return amount:	$10 × share percent increase × leverage factor
Leverage factor:	200%
Maximum return at maturity:	$2.325 per security (23.25% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $12.325 per security.
Buffer amount:	10%
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17321F664 / US17321F6640
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1) (2)	Underwriting fee(2)	Proceeds to issuer
Per security:	$10.000	$0.225	$9.775
Total:	$2,883,790.000	$64,885.275	$2,818,904,725.000
(1) On the pricing date, the estimated value of the securities is $9.648 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) The issue price for a particular investor and the related underwriting fee received by CGMI may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.925 per security.  For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated November 1, 2013
Product Supplement No. EA-02-02 dated December 27, 2012           Underlying Supplement No. 2 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.